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CUSIP No. 089896104000                   13D          Page 1 of 8 pages

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                           BIGSTAR ENTERTAINMENT, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                  089896104000
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                                 (CUSIP number)

                              ROBERT L. FROME, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 21, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /x /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 089896104000                   13D          Page 2 of 8 pages

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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  BS ACQUISITION GROUP, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    965,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                965,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     965,200
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.13%
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    14         TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 089896104000                   13D          Page 3 of 8 pages

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     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   RUBEN AZRAK
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     NEW YORK
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    965,200
 OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                965,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     965,200
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.13%
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    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 089896104000                   13D          Page 4 of 8 pages

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            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth.

            Item 4 is  amended  so that the  second  paragraph  of this  item is replaced in its entirety by the following:

            One of the Reporting Persons, BS, has proposed to acquire up to all, but not less than a majority of, the outstanding  capital stock of the Issuer in a negotiated transaction.  BS believes that such a transaction would provide the
Issuer's stockholders with an opportunity to maximize the present value of their investment. BS delivered a letter dated August 21, 2001 to the Issuer submitting an offer to acquire the  outstanding  capital  stock of the Issuer for $0.12 per
Share in cash. The offer is subject to certain conditions,  including completion of due  diligence,  obtaining all necessary  consents and  approvals,  including board and  stockholder  approval,  waiver of any  anti-takeover  provisions  and certain  other  customary  conditions.  A copy of the August 21,  2001 letter is filed as an exhibit to this Schedule 13D and  incorporated  herein by reference.
BS is  prepared  to  immediately  enter  into  negotiations  with the  Issuer to finalize the terms of the proposed transaction.

            Item 7 is amended to add the following exhibit:

(b)         Letter from BS  Acquisition  Group,  LLC to Issuer  dated August 21,
2001.

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CUSIP No. 089896104000                   13D          Page 5 of 8 pages

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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001
                                        BS ACQUISITION GROUP, LLC

                                        By:/s/Ruben Azrak
                                           -------------------------------------
                                           Ruben Azrak, Managing  Member

                                        /S/Ruben Azrak
                                        ----------------------------------------
                                        Ruben Azrak

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CUSIP No. 089896104000                   13D          Page 6 of 8 pages

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                                  EXHIBIT INDEX

Exhibit

1.    Joint Filing Agreement (previously filed.)

2.    Letter from BS Acquisition Group, LLC to Issuer dated August 21, 2001.

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CUSIP No. 089896104000                   13D          Page 7 of 8 pages

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                                    Exhibit 2

                            BS ACQUISITION GROUP, LLC
                            1385 Broadway, Suite 1407
                            New York, New York 10018

                                 August 21, 2001

Mr. David Friedensohn
Chairman of the Board
BigStar Entertainment, Inc.
19 Fulton Street
New York, NY  10038-2100

Dear Mr. Friedensohn:

            BS Acquisition Group, LLC ("BS Acquisition  Group") and its managing member,  Ruben Azrak,  are parties to that  certain  Schedule 13D filed with the
Securities  and  Exchange  Commission  on May 21,  2001.  As set  forth  in that document,  BS Acquisition Group currently owns an aggregate of 965,200 shares of
common  stock  (the  "Common  Stock")  of  BigStar   Entertainment,   Inc.  (the
"Company"),  representing  approximately  12.13%  of the  Company's  issued  and outstanding Common Stock. Despite the Company's  uninterrupted history of losses since  inception,  BS  Acquisition  Group  continues  to  believe  that there is significant  value  inherent in the business  and assets of the Company,  though such value appears to be diminishing rapidly. BS Acquisition Group also believes that the equity  markets will continue to fail to fully  appreciate the value of the Company's Common Stock and that the trading levels for the Common Stock will not improve significantly in the near future.

            Accordingly,  BS Acquisition Group hereby sets forth its willingness to make an all-cash  offer to acquire up to all, but no less than a majority of, the  outstanding  shares  of  Common  Stock for  $0.12  per  share.  This  offer represents a 41% premium to the  Company's  current  market price of $0.085.  We believe that this  all-cash  offer will provide  immediate  liquidity to all the
Company's  stockholders and an immediate  opportunity for them to maximize their investment in the Company. This offer is conditioned on satisfactory  completion of due  diligence,  obtaining all necessary  consents and  approvals,  including board and  stockholder  approval,  waiver of any  anti-takeover  provisions  and certain other customary conditions,  including no material adverse change in the
Company's business and confirmation that there are appropriate  reserves for all contingent  liabilities.  We are  prepared to enter into a  confidentiality  and exclusivity  agreement and commence work immediately in order to satisfy the due diligence  contingencies.

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CUSIP No. 089896104000                   13D          Page 8 of 8 pages

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            As stockholders,  we feel that the Board has a responsibility  to us and all its stockholders to consider fully and impartially any proposal that may significantly  increase  stockholder  value.  Accordingly,  we continue to stand ready to discuss with you, the Board and members of management any aspect of our proposal  so that  you  will  share  our  confidence  and  enthusiasm  for  this transaction;  a  transaction  that we believe  serves the best  interests of the
Company,  its  stockholders,  management,  employees and the broader  interested community.

            Please contact Ruben Azrak at (212) 221-4700 ext. 106 to discuss any questions you or the Board might have or if you would like further information.

                                       Very truly yours,

                                       BS Acquisition Group, LLC

                                       By: /s/  Ruben  Azrak
                                           -------------------------------------
                                           Ruben Azrak
                                           Managing Member